December 18, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: H. Roger Schwall, Assistant Director

Re:	Cliffs Natural Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed October 31, 2008
File Number 1-08944
Ladies and Gentlemen:
     Cliffs Natural Resources Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated November 26, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008 (the “Form 10-K”), and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed October 31, 2008.
     Below are the Company’s responses to the comments in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the corresponding response.
Annual Report on Form 10-K for the fiscal year ended December 31, 2007
Note 2 – Acquisitions and Dispositions
Sonoma, page 83
1.	We note the combination of interrelated agreements through which you obtained a 45 percent economic interest in the collective operations of Sonoma. Please clarify the terms of these interrelated agreements and how they result in your obtaining a 45 percent interest in Sonoma.
     Response: The Company supplementally advises the staff that the Company evaluated the accounting and disclosure issues associated with the Sonoma Project. The arrangement (both legal form and substance) and the various interrelated agreements

Securities and Exchange Commission
December 18, 2008

were evaluated under the guidance currently available including, but not limited to, consolidation under Financial Accounting Statements Board Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, APB Opinion No. 18, The Equity Method for Accounting of Investments in Common Stock, ARB No. 51, Consolidated Financial Statements, Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-owned Subsidiaries—an amendment of ARB No. 51, with related amendments of APB Opinion No. 18 and ARB No. 43, Chapter 12, and other U.S. GAAP accounting guidance.
     The Company supplementally advises the staff that it will provide the following disclosure in future filings to clarify the terms of the interrelated agreements and how they result in the Company obtaining a 45 percent interest in Sonoma:
The Company, through a wholly owned subsidiary, constructed and holds title to the Washplant. The Company washes all of the coal produced by the Sonoma Project for fee based upon a cost to wash plus arrangement such that the Company only bears 45% of the cost of owning and operating the Washplant. In addition, the Company has committed to purchasing certain amounts of coal from the other participants such that it takes title to 45% of the coal mined. In addition, several agreements were entered into which provide for the allocation of mine and Washplant reclamation obligations such that the Company is responsible for 45% of the reclamation costs. Lastly, management agreements were entered into that allocate the costs of operating the mine to each participant based upon their respective ownership interests in Sonoma Mine Management, 45% in the Company’s case. Once the coal is washed, each participant then engages Sonoma Sales to sell their coal to third parties for which Sonoma Sales earns a fee under an agreement with fixed and variable elements.
Note 4 – Segment Reporting, page 86
2.	We note the negative sales margins for North American Coal for the year ended December 31, 2007, and also for the nine months ended September 30, 2008. We also note from your Full-Year Outlook included in your Form 8-K filed October 23, 2008 that you are projecting reduced revenue per ton and increased cost per ton for this segment which will further erode your sales margins. Your critical accounting policies state you monitor conditions that indicate that the carrying value of an asset or asset group may be impaired. Given the historical results and your outlook of increased costs with decreased revenues, tell us how you evaluated impairment of long-lived assets for your North American Coal segment.
     Response: The Company supplementally advises the staff that it monitors conditions that may affect the carrying value of its long-lived and intangible assets when events and circumstances indicate that the carrying value of the assets may be impaired.

Securities and Exchange Commission
December 18, 2008

     The Company acquired its North American Coal segment in July 2007, finalized the related purchase accounting during the second quarter of 2008 and settled the contingent and deferred purchase price elements during the fourth quarter of 2008. Such contingent purchase price settlement resulted in a reduction of $118 million of purchase price previously recorded. Various factors in 2008 related to its North American Coal segment, primarily adverse mining conditions and production delays, have contributed to negative sales margins and outlook projections reflecting reduced revenues and increased costs on a per ton basis compared with amounts previously projected for 2008. Additional costs have also been incurred for repairs and maintenance as a result of mechanical problems caused by adverse geological conditions, delays associated with equipment replacements and availability of experienced mining personnel. However, these operational factors are primarily attributable to the recent acquisition of the business and are deemed to be short-term in nature. In addition, over the past several months, significant changes have taken place in the North American and global economy. In the third quarter of 2008, these changes also began to impact the global steel industry. As part of that industry, the Company has started to see the adverse effects of the economy and how it may impact its business with respect to declines in customer demand and future pricing projections.
     Based upon each of the factors noted above, most notably the recent decline in the steel industry and resulting impact on future pricing projections, the Company has determined that indicators of impairment exist and accordingly has evaluated impairment of long-lived assets for our North American Coal segment in the fourth quarter of 2008 under the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Based on this assessment, indicators of impairment were apparent relative to the operations of its Oak Grove mine based on projected losses associated with the use of the long-lived assets at this location. As a result, the Company’s evaluation included performing a test for recoverability specific to the assets of Oak Grove based on the ability of the assets to generate cash flow greater than the carrying value of the assets, using an undiscounted probability-weighted analysis. The results of this analysis have indicated that the projected undiscounted cash flows directly associated with the assets exceed the carrying value of the assets. In particular, the operational factors and additional costs addressed above are believed to be short term in nature based upon the recent acquisition of the business. In addition, the Company continues to observe and monitor the declines in pricing and the potential impact on our business as a result of the recent economic downturn in the industry. While pricing is projected to be significantly lower than early 2008 spot rates in the market, the Company expects pricing to continue at a rate higher than it has historically realized at its North American Coal segment. Therefore, the Company believes that future operations at its Oak Grove mine will generate sufficient cash flows to support the recovery of the carrying value of its long-lived assets. The Company’s assessment indicates negative cash flows through 2009 but positive cash flows commencing in 2010 with 23 years of coal reserves remaining.

Securities and Exchange Commission
December 18, 2008

Item 9A. Controls and Procedures, page 120
3.	We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives...” Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands that the conclusion of effectiveness is based upon the reasonable assurance level.
     Response: The Company supplementally advises the staff that it will provide the following disclosure in future filings:
As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.
4.	We note your disclosure that you maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in your Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure “based closely” on the definition of “disclosure controls and procedures” in rule 13a-15(e) promulgated under the Exchange Act. Please advise what you mean by the term “based closely” in this context. For example, please advise whether such term is intended to qualify officers’ conclusion that your disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as of the end of your fiscal year.
     Response: The Company supplementally advises the staff that it believes the inclusion of the word “closely” in the referenced sentence was likely due to a scrivener’s error and was intended to be “solely” instead. The Company did not intend the inclusion of “closely” to qualify the officers’ conclusions of the effectiveness of the Company’s disclosure controls and procedures. In future filings, the Company will remove “closely” from the referenced sentence.

Securities and Exchange Commission
December 18, 2008

Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2008
5.	In addition to your disclosure regarding your results of operations with respect to each relevant, reportable segment, please revise your disclosure in future filings to provide a discussion that focuses on your company as a whole. See Item 303(a) of Regulation S-K.
     Response: The Company supplementally advises the staff that it will revise its disclosure in future filings to provide a discussion that focuses on the results of operations of the Company as a whole, as well as the disclosure of the Company’s results of operations on a reportable segment basis.
Definitive Proxy Statement filed March 26, 2008
6.	We note your disclosure that pursuant to its charter, the audit committee reviews and approves all related-party transactions, defined as those transactions required to be disclosed under Item 404 of Regulation S-K. In future filings, please disclose the standards to be applied in reviewing and approving related party transactions. See Item 404(b)(1)(ii). Please provide us with an example of the disclosure you intend to use.
     Response: The Company supplementally advises the staff that it is currently in the process of adopting a formal related-party transactions policy and it will provide this disclosure in future filings, including the standards to be applied in reviewing and approving related party transactions.
Engineering comments:
Annual Report on Form 10-K for the fiscal year ended December 31, 2007
Asia-Pacific Coal, page 30
Segment Reporting, page 86
7.	We note you are developing both the Sonoma and Amapa properties for production. The terms development and production have very specific meanings within Industry Guide 7, (see www.sec.gov/about/forms/industryguides.pdf). These terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Please disclose the heat values and sulfur content of your Sonoma coal property and any reserves associated with your Amapa project.
     Response: The Company supplementally advises the staff that ore reserves meeting SEC Industry Guide 7 criteria have not been estimated for the Amapa project. The Company is a 30% equity partner in the project, and the ore reserve estimation

Securities and Exchange Commission
December 18, 2008

process is managed by its equity partner and project manager. Insufficient technical data on the processing of Amapa mineralized material existed at the time of the Form 10-K disclosure precluding estimation of recoverable product and grade, and therefore economic reserves. Project commissioning in 2008 has been slow, especially for stable mine operations and processing plant performance. Insufficient data are available at this time to satisfy the Industry Guide 7 criteria for ore reserves.
     Regarding the Sonoma Project, heat values and sulfur content for the project were unavailable at the time of the filing of the Form 10-K. The Company intends to include disclosure regarding the heat values and sulfur content for the Sonoma Project consistent with the sample disclosure provided in response to comment 8 below.
8.	In regards to your coal properties, please disclose your proven and probable reserves, as defined in Industry Guide 7, separately in a table for each mine.
•	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

•	Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the heat value (BTU) per pound and sulfur content. Do not report BTU content as “dry,” but include natural moisture in the calculation.

•	If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

•	In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

•	Provide totals to the table where appropriate.

•	Disclose your percentage of compliance and non-compliance coal, if applicable.
     Response: The Company supplementally advises the staff that it will revise the disclosure made pursuant to Industry Guide 7 on pages 28-31 of the Form 10-K in future filings commencing with its annual report on Form 10-K for the year ending December 31, 2008. Set forth below is a revised version of the disclosure from the Form 10-K incorporating the staff’s comment:
North American Coal
     Our 2008 reserve estimates for our North American underground coal mines as of December 31, 2007 were estimated using three-dimensional modeling techniques, coupled with mine plan designs. A complete re-estimation of the moist, recoverable coal reserves and life-of-mine plans was completed after the acquisition. The following table

Securities and Exchange Commission
December 18, 2008

reflects expected current annual capacities and economically recoverable reserves for our North American coal mines as of December 31, 2007.

		Tons in Millions (1)
		Current					Method of
		Annual	Proven and Probable		Mineral Rights		Reserve
Mine (2)	Category (3)	Capacity	In-place	Moist Recoverable	Owned	Leased	Estimation	Infrastructure
Pinnacle Complex		4.0			0%	100%	Geologic -	Mine, Preparation
Pocahontas No 3	Assigned		127.5	63.2			Block Model	Plant, Load-out
Pocahontas No 4	Unassigned		32.8	11.1
Oak Grove		2.5			0%	100%	Geologic -	Mine, Preparation
Blue Creek Seam	Assigned		94.5	50.8			Block Model	Plant, Load-out

Total		6.5	254.8	125.1

(1)	Short tons of 2,000 pounds.

(2)	All coal extracted by underground mining using longwall and continuous miner equipment.

(3)	Assigned reserves represent coal reserves that can be mined without a significant capital expenditure for mine development, whereas unassigned reserveswill require significant capital expenditures to mine the reserves.
     All recoverable coal reserves are high quality, low volatile, metallurgical grade coal. The following table presents the coal quality at our North American coal mines.

	Moist Recoverable	Sulfur	As
	Reserves (1)	Content	Received
Mine	Proven & Probable	%	Btu/lb	Coal Type
Pinnacle Complex
Pocahontas No 3	63.2	0.76	14,000	Metallurgical
Pocahontas No 4	11.1	0.60	14,000	Metallurgical

Oak Grove
Blue Creek Seam	50.8	0.53	13,300	Metallurgical

Total	125.1

(1)	Short tons of 2,000 pounds.
Asia-Pacific Coal
     The 2008 reserve estimate for our Asia-Pacific coal mine as of December 31, 2007 is based on a JORC-compliant resource estimate. An optimized pit design for an initial 10-year mine operating schedule was generated supporting the reserve estimate.
     The following table reflects expected current annual capacity and economically recoverable reserves for the Sonoma Project:

Tons in Millions (1)
		Current					Method of
		Annual	Proven and Probable		Mineral Rights		Reserve
Mine (2)	Category(3)	Capacity	In-place	Moist Recoverable	Owned	Leased	Estimation	Infrastructure
Sonoma Mine
							Geologic -	Mine, Preparation,
Moranbah Coal Measures B, C and E Seams	Assigned	3.0	48	27	8%	92%	Block Model	Plant, Load-out

(1)	Metric tons of 2,205 pounds. In-place tons at 8 percent moisture, recoverable clean tons at 9 percent moisture. Reserves listed on 100 percent basis. Cliffs has an effective 45 percent interest in the Joint Venture.

(2)	All coal is extracted by conventional surface mining techniques.

(3)	Assigned reserves represent coal reserves that can be mined without a significant capital expenditure for mine development, whereas unassigned reserves will require significant capital expenditures to mine the reserves.

Securities and Exchange Commission
December 18, 2008

The Sonoma Project’s recoverable coal reserves are primarily metallurgical grade coal (standard coking coal plus low volatile coal for pulverized coal injection) with lesser steam coal. Sonoma coal quality is presented in the following table.

		Moist Recoverable
		Reserves	Sulfur	As Received
Mine	Coal Type (2)	Proven & Probable(1)	Content %	Btu/lb
Sonoma Mine
	Metallurgical	19	0.48	12,500
	Steam	8	0.55	10,800

Total		27

(1)	Metric tons of 2,205 pounds. In-place tons at 8 percent moisture, recoverable clean tons at 9 percent moisture. Reserves listed on 100% basis. Cliffs has an effective 45 percent interest in the Joint Venture.

(2)	Sonoma steam coal recoverable reserves meet US compliance standards as defined by Phase II of the Clean Air Act as coal having sulfur dioxide content of 1.2 pounds or less per million Btu.
*      *      *
     In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 694-5446.

Sincerely,

/s/ George W. Hawk, Jr.

George W. Hawk, Jr. General Counsel and Secretary

cc:	Bob Carroll, Securities and Exchange Commission Sandy Eisen, Securities and Exchange Commission Ken Schuler, Securities and Exchange Commission
Anne Parker, Securities and Exchange Commission Laurie Brlas, Cliffs Natural Resources Inc. Michael Solecki, Jones Day